RENEWAL
ANNUAL INFORMATION FORM

AVINO SILVER & GOLD MINES LTD.

#400, 455 Granville Street,
Vancouver, British Columbia, V6C 1T1
Phone: (604) 682-3701 —Fax: (604) 682-3600

DATED: August 11, 2003

This Annual Information Form specifically includes by reference the audited financial statements of the Issuer for its fiscal year ended January 31, 2003, a copy of which is available on the SEDAR website at www.sedar.com.

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

Avino Silver & Gold Mines Ltd. (the “Issuer”) was incorporated on May 15, 1969 under the laws of the Province of British Columbia by registration of its Memorandum and Articles pursuant to the Company Act , British Columbia. On August 22, 1969, the Issuer amalgamated with Ace Mining Company Ltd., resulting in the Issuer becoming a public company by way of the registration of its Common Shares under the Securities Exchange Act of 1924 and name of the Issuer being changed to Avino Mines & Resources Ltd. On April 12, 1995, the Issuer’s name was changed to International Avino Mines Ltd. and the shares were consolidated on the basis of one new share for five old shares. The name of the Issuer was again changed to its present name on August 29, 1997.

The head office of the Issuer is located at 400 — 455 Granville Street, Vancouver, British Columbia, V6C 1T1. The Issuer’s auditors are Hoogendoorn Vellmer (formerly Hoogendoorn & Company), Chartered Accountants of Vancouver, British Columbia and its Registrar and Transfer agent is Pacific Corporate Trust Company of Vancouver, British Columbia.

Intercorporate Relationships

The Issuer has no subsidiaries. However, at January 31, 2003, the Issuer’s most recently completed fiscal year, the Issuer owned 49% of the issued and outstanding shares of Cia Minera Mexicana de Avino, S.A. de C.V (“Cia Minera”), a company incorporated in Mexico, involved in the mining of commercial ores and resource exploration and development. The Issuer’s investment in this affiliate was written down to $1 during fiscal 2002 due to the production operations being uneconomical and was shut down.

GENERAL DEVELOPMENT OF THE BUSINESS, ACQUISITIONS AND DISPOSITIONS

The Issuer is a natural resource company, primarily engaged in the acquisition, exploration and development of natural resource properties since its inception. During the past three years, the Issuer’s principal business activities has been the exploration and development of mineral projects located in the Lillooet Mining Division of British Columbia and its participation in the properties in Mexico owned by Cia Minera.

Bralorne Property, Lillooet Mining Division, British Columbia

At January 31, 2002, the Issuer’s previous financial year end, the Issuer held a 50% joint venture interest in the Bralorne and Pioneer mines and property located in the Lillooet Mining District of British Columbia in the Bridge River area near Lillooet, B.C. Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”), a public company with common directors, earned a 50% joint venture interest in these properties (the “Joint Venture Property”). In 1995 and the parties commenced joint venture operations on the properties and in 1998, the Issuer granted an option to Coral Gold Corporation (“Coral”), a public company with common directors, to earn a 25% interest from the Issuer’s 50% interest in the Joint Venture Properties. Coral made option payments of $700,000 during the next two years and shared a 25% interest in all costs until it abandoned its option during the 2002 fiscal year. During the fiscal year ended January 31, 2002, the Issuer wrote-down the carrying value of the Bralorne Project to $1,600,000. Effective June 20, 2002, the Issuer transferred its interest in the Joint Venture Property to Bralorne-Pioneer for a nominal amount of $1 and the assumption by Bralorne-Pioneer of the full amount of debenture principal and interest payable under debentures originally issued for a loan obtained by the Issuer and Bralorne-Pioneer in 1995, the proceeds of which to be used for further development of the Joint Venture Property.. As a result of the disposition of the Joint Venture Property during fiscal 2003, the Issuer recognized a loss of $40,097 and removed certain assets and liabilities from consolidation.

Olympic & Minto Claims, Lillooet Mining Division, British Columbia

The Olympic and Minto properties form a contiguous group of claims situated in the Bralorne gold camp, about 160 kilometers by air north of Vancouver, B.C and approximately 10 kilometers east of the town of Goldbridge, B, C. and approximately 7 miles from the Bralorne Property. The property is comprised of 8 Crown granted mineral claims and 32 reverted Crown granted mineral claims, the Minto claims being purchased by the Issuer as to a 100% interest in 1985 and the Olympic property in 1987. During fiscal 2002, the Issuer wrote down the acquisition, exploration and development expenditures in the amount of $728,513 to a nominal value of $1 in that the Issuer has not worked on this property for a number of years and has no intention of doing so in the near future.

Due to the proximity of the Olympic & Minto Claims to the Bralorne Property, the Issuer’s interest in these claims is subject to the debenture assigned to Bralorne-Pioneer during the 2003 fiscal year, resulting in the Issuer being contingently liable in the event that Bralorne-Pioneer should be unable to satisfy its debenture obligations.

Cia Minera, Mexico

By way of the 49% ownership of the Mexican affiliate, the Issuer has a 49% interest in the Coneta mineral property and the Avino Mine which has, over the years, been a producing silver mine located in Durango, Mexico. During fiscal 2002, it was determined that production at the Avino mine was uneconomical and the mining and milling was suspended due to the declining prices for silver, gold and copper. It was decided that the mine would be maintained on a standby basis pending an improvement in the metal prices. As a result, the carrying value of the Issuer’s investment in Cia Minera affiliate was reduced to a nominal $1.00. Cia Minera has determined that the price of silver must reach and maintain U.S $5.50 per ounce before it will consider reopening the mine. Negotiations have been underway with the shareholders of this affiliate to purchase their interests which would result in the Issuer holding 100% of the mine and properties.

Eagle Property, Mayo Mining Division, Yukon Territory

By agreement dated December 31, 2002, the Issuer acquired a 100% interest in a silver property, known as the Eagle Project, from Thomas Gelfand of Vancouver, B.C., who is not at arm’s length to the Issuer. The Eagle Project is located in the United Keno Hill camp in the Mayo District of the Yukon Territory and comprises 14 crown leases over 516 ha. Consideration for this acquisition was the issuance of 200,000 common shares at the deemed price of $0.50 per share for total consideration of $100,000.

Aumax Property, Lillooet Mining Division, British Columbia

By agreement dated for reference December 11, 2002 (the “Aumax Agreement”), the Issuer acquired a 100% interest in 6 mineral claims known as the Aumax 1-6 mineral claims from Gary Polischuk, who is at arm’s length to the Issuer, for $4,000 on execution of the Aumax Agreement and the issuance of 200,000 common shares of the Issuer, at the deemed price of $0.50 per share for total consideration of $104,000, on receipt of TSX Venture Exchange acceptance of the property purchase. The property consists of 6 unpatented mineral claims comprising 39 units, located about 16 kilometres south-west of Lillooett, British Columbia.

Due to the fact that the Aumax Claims are located in an area of general interest to the Bralorne Property, the Aumax Claims are also subject to the debenture assigned to Bralorne-Pioneer during the past fiscal year.

It is anticipated that the Issuer will concentrate its exploration and development activities during the next fiscal year on the Aumax Property .

NARRATIVE DESCRIPTION OF THE BUSINESS

At January 31, 2003, the end of the Issuer’s most recently completed fiscal year, the Issuer’s business consisted of the exploration and development of mineral properties. The Issuer is continually investigating new exploration opportunities and mineral exploration is carried out on properties identified by management as having favourable exploration potential. During the past fiscal year, the Issuer had no operating revenues. The Issuer’s focus for the 2003 fiscal year was the identification and acquisition of two properties of merit, one located in British Columbia and the other located in the Yukon Territory.

The Issuer owns 1,791,392 common shares of Bralorne-Pioneer with a quoted value as at January 31, 2003 of $716,557. The Issuer also owns 141,200 common shares of Levon Resources Ltd., a related company with common directors. The investment in Levon Resources Ltd. was written down to a quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060 and a quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824. The quoted market value of these shares as at January 31, 2003 was $15,532.

Because it is the Issuer’s intentions to concentrate its exploration and development activities during the next year on the Aumax Property, the following information on the Issuer’s Aumax Property is taken from a report prepared for the Issuer by J. Wayne Pickett, MSc, P.Geo.(NFL & B.C.), dated November 28, 2002, titled “Avino Silver & Gold Aumax Report”. The Aumax Report has been filed with the regulatory authorities via the SEDAR website and may reviewed on the website at www.SEDAR.com. PROPERTY DESCRIPTION AND LOCATION

The Aumax Property located about 16 kilometres southwest of Lillooet, British Columbia consists of 6 unpatented mineral claims comprising 39 units (about 9.8 km) registered to Gary Polischuk of Lillooet,
B.C. The claims are on N.T.s. map sheet area 92J/9E at latitude 50°34’ north and longitude 122°03’west in the Lillooet Mining Division.

Particulars of the Aumax Property is set out in the following table:

Claim Name	Tenure #	Registered Owner	Good Standing Until	# of Units
Aumax #1	368966	Gary Polischuk	May 9, 2004	20

Aumax #2	368967	Gary Polischuk	May 9, 2004	15

Aumax #3	371390	Gary Polischuk	September 1, 2003	1

Aumax #4	371391	Gary Polischuk	September 1, 2003	1

Aumax #5	371392	Gary Polischuk	September 1, 2003	1

Aumax #6	371393	Gary Polischuk	September 1, 2003	1

The Issuer acquired a 100% right, title and interest in the Aumax Claims on reciept of TSX Venture Exchange acceptance of the agreement with Gary Polischuk and on payment of $4,000 and issuance of 200,000 of its common shares to Gary Polischuk.

The Aumax Property has not been legally surveyed and to the extent known to the author of the Aumax Report, the property is not subject to any environmental liabilities at the time of writing nor is the property subject to the terms of any royalties, back-in rights, payments or other agreements and encumbrances other than those that may be indicated by the Issuer in the future, should such information become known.

A “Mineral & Coal Notice of Work and Reclamation” must be filed to and approved by the British Columbia Ministry of Energy and Mines, Energy and Minerals Division, Mines Branch, prior to carrying out proposed mechanical trenching and diamond drilling as well as for any road construction required for access.

Quartz vein hosted silver and gold represents the deposit type being explored in the Aumax area. Mineralization has been discovered at two locations on the property, the Aumax Silver/Gold Zone and the Upper Gold Zone. Refer to the Aumax Report, Figures 2,7,8, and 16 to 22, for further particulars of known mineralized showings on the Aumax Property.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

A logging road that branches off Highway 99 (the Duffy Lake Road) about 23 km southwest of Lillooet provides access to the western portion of the property. The Aumax Property, which is in a rain/snow shadow of the Shulaps Range, has a semi-arid climate with mean annual precipitation from 30-50 centimetres. Temperatures range from -10° to 0°C in the cool dry winters to 18° to 20°C in the hot dry summers.

Topography in the area is moderate to steep, rising from 1000 m in the western portion of the property to about 2100 m approximately midway along its southern boundary.

HISTORY

In 1999, Gary Polischuk discovered tetrahedrite-bearing quartz boulders and a separate gold-bearing C-horizon soil gossan on what is currently the Aumax Property. No work prior to that time has been documented on the property.

GEOLOGICAL SETTING

Meta-volcanic rocks and cherts of the Mississippian to Middle Jurassic Bridge River Complex underlie most of the Aumax Property. Rocks of the Bridge River Complex are in fault contact with early Cretaceous clastic sedimentary rocks of the Cayoosh Assemblage, which underlie the extreme northwestern portion of the property. A late Cretaceous or Early Tertiary granodiorite body underlies the area immediately southwest of the property. The Bridge River Complex comprises an oceanic assemblage of greenstone and pelagic ribbon cherts accompanied by lesser amounts of siliceous siltstone locally interleaved with small amounts of graywacke, limestone and ultramafic rocks. The Cayoosh Assemblage is a turbiditic sequence characterized by upward-coarsening mostly fine-grained clastic sedimentary rocks including phyllitic argillite, siltstone, sandstone and conglomerate. In the Aumax property area, the Bridge River Complex has been structurally emplaced over the Cayoosh Assemblage along the sub-horizontal to shallow or moderate notheast-dipping Cayoosh Creek fault. The topography shows linear features in two prominent directions: north to north-northwesterly and east to east-southeasterly.

EXPLORATION

In that this is a new property acquisition, the Issuer has conducted no exploration work on the Aumax Property, to date.

Mineralized quartz boulders noted by Randy Polischuk during establishment of a logging road were the first indications of potential silver/gold mineralization in the Aumax Silver/Gold Zone area. Gary Polischuk subsequently prospected, soil sampled and dug several hand trenches in the area thereby partially uncovering tetrahedrite-bearing quartz veining material. For particulars of exploration conducted by others on the Aumax Property, refer to the Aumax Report.

MINERALIZATION

At the Aumax Silver/Gold Zone of mineralization, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (up to 630g/t of 18 oz/ton) and gold (>1g/t). In addition, angular tetrahedrite-bearing quartz boulders, typically 1.5 m across, locally contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t). Quartz veins hosting the mineralization are milky white and locally brecciated, vuggy and drusy. The veins generally contain trace to moderate amounts of hematite and limonite and locally disseminated black sulphosalts, malachite and azurite. Anomalous silver in the veins is accompanied by anomalous arsenic, antimony, and copper suggesting theat the silver is contained mostly within tetrahedrite possibly accompanied by other sulphosalts. Anomalous lead also typical of the veins is probably contained in trace amounts of gelana. Altered zones flanking the silver-bearing quartz veins are anomalous in gold and arsenic but generally not in silver.
A gold-silver-arsenic-in-soil anomaly 100-250 m wide extends down slope to the northwest for about 350 m from the Aumax Silver/Gold Zone. A gap in the anomaly in the area of the mineralized boulders probably reflects a change in slope from a steep to more moderate incline. Upslope from the gap, soils anomalous in one or more of gold, silver and arsenic outline additional anomalies that probably reflect mineralization further upslope to the southeast.

It is possible that the source of the silver-bearing quartz boulders is uphill to the southeast. Test pits dug in the vicinity of accessible anomalous areas upslope from the mineralized boulders did not reach bedrock and therefore the anomalies remain unexplained. Anomalies furthest upslope were not readily accessible by excavator and have not been tested.

The Upper Gold Zone of mineralization is located about 1.2 km to the southeast of the Aumax Silver/Gold Zone and approximately 600 m higher at about 2000 m elevation. The zone is indicated by a C-horizon soil gossan trending about 150 degrees. Soil samples collected from the gossan returned 0.7 to 4.5 g/t Au. Gold is accompanied by silver (up to 30 g/t or 1 oz./ton), and As (up to 2.6%). Other soil samples collected in the area are also anomalous in gold. Samples of quartz veins cutting greenstone and/or chert flanking the gossan returned anomalous gold (up to 200 ppb).

Soils in the Upper Gold Zone are highly anomalous in gold (up to 4.3 g/t). Quartz veins cutting greenstone and chert in the area do have anomalous concentrations of gold (90 to 220 ppb) but, unless there has been a very high degree of mechanical and/or chemical concentration of gold during weathering and soil formation, these veins are not the source of soil anomaly.

SAMPLING AND ANALYSIS

Rock sampling previously carried out on the property by others included grab samples of vein material and altered zones considered to have potential for mineralization. In the trenched areas, vein material and altered zones were chip sampled, where possible at right angles to strike and dip. Details of location, number, type and nature of the samples are presented in the Aumax Report at Appendix C. Initial rock sampling prior to the 1999 Gold-Ore program was carried out by prospector and registered property owner, Gary Polischuk.

The soil sampling program was carried out using flagged cross lines trending east and west of a north-south baseline marked by pickets at 25 to 50 m intervals. Soils were collected at 25 m centres over an area 200 by 200 m centred on the Aumax Zone. Additional soils at 50 m intervals expanded the are to 500 m by 500 m. A total of 175 soil samples were collected from the gridded area. The samples, which consisted mostly of silty to gravelly eluvium were collect at 15 to 20 cm depth after removing the topsoil utilizing a “pelican pick”. An enriched “B-horizon” is developed only locally, but where present was included in the soil sample.

Analytical methods and analyses are presented in the Aumax Report at Appendices A and B.

Reconnaissance soil sampling carried out prior to the 1999 Gold-Ore exploration program was conducted by the registered property owner Gary Polischuk

SECURITY OF SAMPLES

Samples collected in the field were placed in clear plastic bags and sealed to prevent cross contamination. The sealed bags were placed in larger bags for transport to Eco-Tech Labs in Kamloops, B.C. for analysis. They were shipped from Lillooet either by bus or by the author of the Aumax Report. Quality control measures employed by the lab included repeat analyses and insertion of standards as indicated in the Aumax Report at Appendix B.

MINING OPERATIONS

No mining operations are being considered at this time.

EXPLORATION AND DEVELOPMENT

A two phase-exploration program is recommended in the Aumax Report. Phase 1 comprises prospecting, geological mapping, and additional soil sampling to be carried out upslope from the Aumax Gold/Silver Zone as far as the upper Gold Zone about 1.2 km to the southeast. Additional soil sampling, prospecting and geological mapping is recommended along linears in the area, particularly in the areas where the linears intersect. A Phase 2 mechanical trenching and drilling program is contingent on the location of areas of interest during Phase 1. A budget of $30,000 is proposed in order to carry out the Phase 1 program.

RISK FACTORS

The Issuer’s properties are in the exploration stage and are without a known body of commercial ore. The business of exploration for minerals involves a high degree of risk and few properties become producing mines. There is no assurance that the Issuer’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade, proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.

The Issuer does not have sufficient funds to complete all of its exploration and development programs. Therefore, additional funds will be required. The only sources of future funds for its exploration and development programs is the sale of equity capital or by entering into an option and joint venture agreement with another party. There is no assurance that the Issuer will be successful in obtaining further financing. A failure to obtain further financing could result in the loss or substantial dilution of the Issuer’s interests in its properties.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Issuer, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially affect the business of the Issuer or its ability to develop its properties. Before production can commence on any of its mineral properties, the Issuer must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of the property.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following table provides particulars of net sales and revenues, net income from continuing operations, in total and on a per share and fully diluted bases, total net income or loss on a per share and fully diluted share basis and total assets and long term financial liabilities during the Issuer’s three preceding financial years:

	January 31, 2003	January 31, 2002	January 31, 2001
Revenues/Interest	$197	$1,195	$643
Net Income or (Loss)	$(186,991)	$(3,290,582)	$(1,118,491)
Per Share	$(0.03)	$(0.68)	$(0.24)

Total Assets	$814,456	$2,239,468	$5,026,775

Long Term	0	0	0

Dividend	0	0	0

During the past three fiscal years, there were no changes in the Issuer’s accounting policies, no significant acquisitions or dispositions or major changes in the direction of the Issuer’s business, other than as explained herein.

Quarterly Information

The following table provides particulars of the Issuer’s net sales and revenues, net income from continuing operations in total on a per share and fully diluted basis and net income or loss in total on a per share and fully diluted basis for the last 8 quarterly periods ending January 31, 2003.

	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001
Revenues	0	0	0	0	0	0	0	$0
	-	-	-	-	-	-	-
Net Income Or	($186,991)	($63,435)	($39,023)	($36,486)	($3,290,580)	($130,763)	($398,148)	($195,381)
(Loss) Per Share	($0.03)	($0.01)	($0.01)	($0.01)	($0.68)	($0.02)	($0.03)	($0.02)

Dividends

No dividends have been declared by the Issuer, nor does the Issuer have a dividend policy or any intention to commence such a policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

The Issuer considers its business to comprise a single operating segment, being the exploration and development of resource properties within the geographic area of Canada.

For the year ended January 31, 2003, the Issuer reported a net loss of $186,991, or $0.03 per share, compared to a net loss of $3,290,582 or $0.68 per share for the fiscal year ended January 31, 2002.
The Issuer had no operating revenues.

There were no write-downs or write-offs during the 2003 fiscal year. Comparative figures for 2002 include a write-down of the Bralorne Project of $1,664,905 and a loss in Cia Mineral of $1,259,438. Also included in the comparative figures for the 2002 fiscal year as compared to the 2003 fiscal year, set out in the audited financial statements of the Issuer, was $105,294 in interest expense and $120,268 in foreign exchange loss compared to $Nil during the 2003 year. The Issuer assigned all outstanding debentures to Bralorne-Pioneer and therefore did not accrue interest or foreign exchange during the most recently completed fiscal year. Included in the net loss for 2003 is $40,097 representing the loss on the sale of the Joint Venture Properties to Bralorne-Pioneer.

The balance of the loss for 2003 relates to administrative expenses of $119,638 compared to $137,853 for the 2002 fiscal year. Audit and accounting fees have decreased by approximately $3,010 as a result, in part, of re-categorizing certain expenses. Legal fees have declined by $6,053 from $8,161 in 2002 to $2,108 in 2003 due in part to preparing certain general corporate documentation in house.

Expenditures, during the past fiscal year, were reduced by $13,726 in shareholder information and $6,029 in salaries and benefits. These reductions were the result of the Issuer reducing its investor-relations activities during the past fiscal year. Regulatory and compliance fees increased by $3,385 as a result of increases in fees imposed by the regulatory authorities.

Coral Gold Corp. terminated its option to earn a 25% interest in the Issuer’s 50% interest in the Bralorne & Loco properties. During the 2003 year, the Issuer transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd., a company with some common directors, for $1 and the assumption by Bralorne-Pioneer of the full amount of debenture principal and interest payable under the terms of the debentures.

The Cia Minera mine is in temporary closure until market prices for silver improves. Cia Minera has determined that the price of silver, which is the main metal recovered from the mine, must reach and maintain U.S.$5.50 per ounce before it will consider reopening the mine. The mine does not have a current feasibility report nor has it conducted sufficient exploration to determine an expected life of the mine. In 1998 an estimate for mine life was obtained and at that time, it was determined to be 3 years. During the 2002 fiscal year, the carrying value of this property was reduced to $1. The Issuer has been negotiating with the shareholders of Cia Minera, the Mexican affiliated company to purchase their interests which would result in the Issuer holding 100% of this company.

Under a Management Consulting Agreement dated August 1, 1997, between the Issuer and Frobisher Securities Inc., a private company controlled by the President of the Issuer, the Issuer pays Frobisher remuneration of $2,500 per month, plus out of pocket expenses. Included in the amounts due to related parties as at the close of the 2003 fiscal year is $53,004 due under this agreement. Additionally the President of the Issuer made a cash loan to the Issuer in the amount of $52,500 which amount is reflected in the fiscal year- end audited statements in amounts due to related parties. The Issuer also has a contract with Oniva International Services Corp. (“Oniva”), a private company owned by the Issuer and three other affiliated companies, whereby Oniva provides administrative services to the Issuer. At January 31, 2003, $258,639 is payable to Oniva. The Issuer intends to settle these outstanding debts by way of the issuance of common shares of the Issuer.

Liquidity and Capital Resources

At January 31, 2003, the Issuer had no operating revenues and does not anticipate any operating revenues until the Issuer is able to find, acquire, place into production and operate a profitable mining property.

Historically the Issuer has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Issuer had a working capital deficiency of $196,610 at January 31, 2003. Although the Issuer is planning to settle a large portion of its debt with shares, the Issuer will require to re-finance in order to maintain its operations.

Contingent Liabilities

Although the Issuer has assigned its interest in the Joint Venture Properties to Bralorne-Pioneer and Bralorne-Pioneer has assumed the Issuer’s liabilities under the debentures issued in 1995, the Issuer could be subject to liability under the debentures should Bralorne-Pioneer not meet its commitments by October 25, 2003, in that the debentures are secured by a first charge on the Issuer’s interest in the properties located in the area of common interest as the Joint Venture Properties.

Competition

The mining industry in which the Issuer is engaged is in general highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies 11 having financial and other resources far greater than those of the Issuer. The Issuer competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties.

Subsequent to the 2003 fiscal year end, the Issuer conducted the following transactions, which are not described elsewhere in the Annual Information Circular:

(a) 25,000 incentive stock options expired (see table below) on February 3, 2003;
(b) 83,000 shares were issued, for total proceeds of $48,140, as a result of the exercise of stock options at the exercise price of $0.58 per share.
(c) On June 3, 2003, the Company announced a private placement of 1,000,000 units at $0.42 per unit. Each unit consisting of one share and one non-transferable share purchase warrant for the purchase of on additional share of the Issuer, for a period of two years, at the exercise price of $0.50 per share.

Incentive Stock Options

The continuity of the Company’s stock options for the years ended January 31, 2003 and 2002 is as follows:

		Balance, January				Balance January 31,
Price	Expiry Date	31/02	Granted	Exercised	Expired/ Cancelled	2003
$0.60	Feb. 3/03	350,000		325,000		25,000

$0.58	Oct. 23/07		446,000			446,000

Share Purchase Warrants

At January 31, 2003, the Issuer had no outstanding share purchase warrants.

For further information regarding the affairs of the Issuer during the fiscal year ended January 31, 2003, and subsequent financial reporting periods refer to the audited and interim financial statements and quarterly reports filed on the SEDAR website at www.sedar.com.

All significant subsequent events since the most recently reported fiscal year end of the Issuer are disclosed herein other than:

(a)	the issuance of an additional 78,000 common shares of the Issuer by way of the exercise of stock options at the exercise price of $0.58 per share for proceeds of $45,240.00.

(b)	acceptance by the TSX Venture Exchange of a private placement of 1,000,000 units at the price of $0.42 per unit, each unit consisting of one common share of the Issuer and a non-transferable share purchase warrant for the purchase of an additional 1,000,000 shares at the exercise price of $0.52 per share for a period of two years.

MARKET FOR SECURITIES

The common shares of the Issuer are listed and posted for trading on the TSX Venture Exchange.

DIRECTORS AND OFFICERS

Name , Address , Occupation and Security Holdings

The full names, municipality of residence, positions and offices held in the Issuer by the directors and executive officers of the Issuer, principal occupation within the past five years and periods during which each director and executive officer has served in such capacity for the fiscal year ended January 31, 2002.

Name, Municipality of Residence and Positions with Issuer	Date of Appointment and/or Election as a Director or Officer	Principal Occupation within the preceding five years

Louis Wolfin West Vancouver, B.C. President & Director	Director from August, 1969, and President from March, 1972 to present	Mining Executive, President of
Frobisher Securities Inc., of
Vancouver, B.C. Director of
Bralorne-Pioneer Gold Mines
Ltd., Gold Summit Mines Ltd.,
Mill Bay Ventures inc. Coral
Gold Corp., and Superior
Diamonds Inc., Director and
President of Levon Resources
Ltd., all reporting issuers
trading on the TSX Venture
Exchange.

Ernest Calvert Vancouver, B.C. Vice-President & Director	June, 1990	Businessman, Director of Coral Gold Corp., Levon Resources Ltd. and Bralorne-Pioneer Gold Mines Ltd., all reporting issuers trading on the TSX Venture Exchange.

William Glasier Mill Bay, B.C. Director	August, 1990	Businessman and self employed
Financial Consultant; Director
of Coral Gold Corp., Mill Bay
Ventures Ltd., Levon Resources
Ltd., and Bralorne-Pioneer
Gold Mines Ltd. All of these
companies are reporting
issuers trading on the TSX
Venture Exchange.

William Kocken Surrey, B.C. Director	September, 1997	Businessman, Director of Mill Bay Ventures Inc., and Bralorne-Pionner Gold Mines Ltd., all reporting issuers trading on the TSX Venture Exchange.

David Wolfin West Vancouver, B.C. Director	October, 1995	Mining Executive, Director of
Bralorne-Pioneer Gold Mines
Ltd. and Coral Gold Corp.,
both reporting issuers trading
on the TSX Venture Exchange;
President of Gray Rock
Resources Ltd. a non trading
reporting issuer.

Michael Bayback La Canada, CA Director	June, 1990	Business & Financial Consultant

Andrea Reigner Delta, B.C. Secretary	July, 1995	President and owner of
Dawn-Pacific Management Ltd.,
a consulting company which
provides accounting,
securities and corporate
services to reporting issuers
since August, 1992. Director
and Secretary of Levon
Resources Ltd., and Secretary
of Coral Gold Corp. and
Bralorne-Pioneer Gold Mines
Ltd., reporting issuers listed
on the TSX Venture Exchange.

•	As a group, the directors and senior officers beneficially own, directly or indirectly 293,761 voting common shares of the Issuer, representing, approximately, 4.9% of the voting securities of the Issuer.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or officers or a shareholder holding 20% or more of the issued shares of the Issuer, is, or within the past 10 years prior to the date of this Annual Information Form has been, a director or officer of any other issuer that, while that person was acting in such capacity was the subject of a cease trade order or similar order or an order that denied such issuer access to any statutory exemptions for a period of more than 30 consecutive days, nor has such person become bankrupt, made a proposal under any legislation rela ting to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, during the past ten years.

Conflicts of Interest

Certa in of the Directors of the Issuer are also directors and/or officers of other companies engaged in mineral exploration and development, as well as mineral property acquisitions. Accordingly, mineral property acquisition and/or exploration opportunities or prospects of which they become aware will not necessarily be made available to the Issuer. The directors intend, to allocate these opportunities or prospects from time to time among the various companies in which they are involved, on the basis of prudent business judgment, the relative financial ability, and need of each company in which they are directors and/or officers to participate. In the event of any conflict of interest, the directors will act in accordance with the common law and the provisions of the Company Act (British Columbia).

ADDITIONAL INFORMATION

The Issuer will provide to any person or company, upon request to the Secretary of the Issuer:

(a)	when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)	one copy of the AIF of the Issuer, together with one copy of any document, or pertinent pages of any document, incorporated by reference in the AIF,

(ii)	one copy of the comparative financial statements of the Issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year.

(iii)	one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (I), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)Ii), (ii) and (iii), provided that the Issuer may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Issuer’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Issuer’s comparative financial statements for its most recently completed financial year.